BASTA HOLDINGS, CORP.

Room 2105, Sino Life Tower, No. 707 Zhang Yang Rd. Pudong

Shanghai, China, 200120

January 15, 2013

Ms. Sherry Haywood

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Basta Holdings, Corp.

        Registration Statement on Form S-1

        Filed December 20, 2012

        File No. 333-185572

Dear Ms. Haywood,

We received your letter dated January 14, 2013, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on December 20, 2012:

General

1.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  There were no communication that we, or anyone authorized to do so on our behalf, presented to potential investors There are no any research reports about as that are published or distributed and there are no any brokers or dealers that are participating or will participate in our offering.

Prospectus Cover Page

2.  Please delete the last sentence in the Prospectus Subject to Completion legend, “There is no minimum purchase requirement for the offering to proceed.” Please also change the  rospectus Subject to Completion legend to disclose that the information in the prospectus is “not complete.” See Item 501(b)(10)(i) of Regulation S-K.

Response:  We have deleted the last sentence in the Prospectus Subject to Completion legend. We have also changed the Prospectus Subject to Completion legend to disclose that the information in the prospectus is “not complete.”

3. As it appears that you have no arrangements to place the funds in an escrow, trust or similar account, please disclose that there are no such arrangements, as required by Item 501(b)(8)(iii) of Regulation S-K.

Response:  We have disclosed that there are no such arrangements.

4. Please disclose that investor funds will not be returned and will be immediately available for use by the registrant.

Response:  We have disclosed that investor funds will not be returned and will be immediately available for use by the registrant.

Prospectus Summary, page 5

5. Please revise to disclose that the contract with Taicang Jinxin Copper Tube Co., Ltd. expires on December 31, 2013 and may be terminated by either party with 60 days’ notice to the other party.

Response:  We have disclosed that the contract with Taicang Jinxin Copper Tube Co., Ltd. expires on December 31, 2013 and may be terminated by either party with 60 days’ notice to the other party.

Risk Factors, page 7

6. Please include risk factor disclosures regarding your proposed operations in China. For example, you should discuss the potential impact of Chinese regulations applicable to foreign companies operating in China in general and specifically to the laws and regulations applicable to foreign invested companies, failure to comply with U.S. and Chinese import and export laws, if applicable, and the potential impact of the Chinese government’s control of currency conversion and restrictions on dividends and your ability to transfer funds out of China.

Response:  In response to this comment, we have included a number of risk factors in connection with our proposed operations in China.

7. Please add a risk factor that discusses that Ms. Lu has no experience in your intended operations of the distribution of copper pipes and fittings.

Response:  We have added a risk factor that discusses that Ms. Lu has no experience in our intended operations of the distribution of copper pipes and fittings.

8. Please add risk factor disclosure regarding the risks of not holding the proceeds of your offering in escrow or other similar arrangement, given that there is no minimum offering amount.

Response:  We have added risk factor disclosure regarding the risks of not holding the proceeds of our offering in escrow or other similar arrangement.

Sales and Marketing Strategy, page 23

9. We note disclosure that Liang Wei Wang is a director of the company. We also note disclosure throughout the filing that Ms. Lu is your sole director. Please revise to make your disclosure consistent.

Response:  We have revised to make your disclosure consistent.

Anti –Takeover Law, page 31

10. We note your disclosure in this section that there are no Nevada law provisions that would delay or prevent a change in control owing to the fact that you have no Nevada shareholders and do not do business in Nevada.  Please revise to confirm whether there are any provisions under the Nevada corporate law that would potentially prevent or delay a change in control due to the fact that the company is incorporated in Nevada.  For example, if Nevada corporate law imposes any restrictions, limitations or specific requirements on how companies incorporated in Nevada may carry out fundamental transactions including sales of material amounts of securities or assets or other business combinations, with or without related parties, or how those transactions must be approved, then you should describe those requirements in this section if they could potentially prevent or delay a change in control.

Response:  In response to this comment, we have included applicable Nevada anti-takeover laws to our disclosure.

Note 3 – Summary of Significant Accounting Policies, page 39

11. Since you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your critical accounting policies that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response:  We have stated in your critical accounting policies that, as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Exhibit Index, page 47

12. Please file your subscription agreement and include such agreement in the exhibit index.

Response:  We have added filed our subscription agreement and included such agreement in the exhibit index.

This letter responds to all comments contained in your letter dated January 15, 2013.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct any further comments or questions you may have to us, at basta.hold.corp@gmail.com or to the company's legal counsel Mr. Scott Doney, Esq, at:

Cane Clark LLP

3273 E. Warm Springs Rd.

Las Vegas, NV 89120

Tel. (702) 312-6255

Fax (702) 944-7100

Thank you.

Sincerely,

/S/ Chunfeng Lu

Chunfeng Lu, President